As filed with the Securities and Exchange Commission on September 2, 2026

Registration No. 333-294940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 2 to

FORM S-1
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

RMX Industries, Inc.

(Exact name of registrant as specified in its charter)

Nevada	7370	88-2960484
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4514 Cole Ave, Ste. 600

Dallas, TX 75205

(866) 706-4276

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Vcorp Services, LLC

701 S. Carson Street, Suite 200

Carson City, NV 89701

(888) 528-2677

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Louis A. Bevilacqua, Esq.

Bevilacqua PLLC

1050 Connecticut Avenue, NW, Suite 500

Washington, DC 20036

(202) 869-0888

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement Form S-1 (File No. 333-294940) (as amended, the “Registration Statement”) of RMX Industries, Inc., a Nevada corporation (the “Company”), is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of the cover page, this explanatory note, Part II of the Registration Statement, Exhibit 5.1 and the signature pages. The remainder of the Registration Statement is unchanged and therefore has not been included in this Post-Effective Amendment No. 2 filing. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by RMX Industries, Inc. (the “Registrant,” “we,” “us,” or “our”) in connection with the sale of shares of common stock being registered. All amounts, other than the SEC registration fee, are estimates. We will pay all these expenses.

Amount
SEC registration fee	$3,980.87
Accounting fees and expenses	25,000.00
Legal fees and expenses	100,000.00
Transfer agent fees and expenses	10,000.00
Printing and miscellaneous fees	11,019.13
Total	$150,000.00

Item 14. Indemnification of Directors and Officers

The Registrant is a Nevada corporation. The Registrant’s bylaws provide for indemnification of the Registrant’s officers and directors against liabilities that they may incur acting as an officer or director to the fullest extent not prohibited by Nevada law. However, the Registrant is generally not required to indemnify any officer or director in connection with any proceeding initiated by such person, except in specified instances. A summary of the circumstances for which indemnification is provided is set forth below, but this description is qualified in its entirety by reference to the Registrant’s articles of incorporation and bylaws and to the statutory provisions.

Discretionary indemnification of officers and directors is provided by Section 78.7502 of the Nevada Revised Statutes (“NRS”). Section 78.7502(1) of the NRS provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person: (i) is not liable for a breach of fiduciary duties as provided under NRS 78.138; or (ii) acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

NRS Section 78.7502(2) further provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred in connection with the defense or settlement of the action or suit if such person: (i) is not liable for a breach of fiduciary duties as provided under NRS 78.138; or (ii) acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.751 provides that to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) and (2) of NRS Section 78.7502, as described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense.

The Registrant’s bylaws provide that the Registrant will advance expenses incurred by any director or officer in connection with a proceeding as provided by Nevada law. NRS Section 78.751 provides that a corporation may advance expenses of officers and directors incurred in defending an action upon delivery of an undertaking by such person to repay all amounts so advanced if it is ultimately determined by final judicial decision that the indemnitee is not entitled to be indemnified for such expenses. The Registrant’s bylaws provide that notwithstanding the forgoing, no advance shall be made by Registrant if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Registrant. The Registrant’s bylaws also provide that the Registrant shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the board of directors of the corporation, (c) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the NRS or any other applicable law or (d) such indemnification is required to be made pursuant to the provisions of the bylaws providing for enforcement of indemnification rights under the bylaws.

The circumstances under which indemnification is granted in connection with an action brought on the Registrant’s behalf is generally the same as those set forth above except that indemnification shall not be made for any claim, issue, or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The NRS also grants the Registrant the power to purchase and maintain insurance that protects the Registrant’s directors, officers, employees and agents against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Registrant.

To the maximum extent permitted by law, the Registrant’s articles of incorporation eliminate or limit the liability of the Registrant’s directors and officers to the Registrant or the Registrant’s stockholders for monetary damages for breach of an officer or director’s fiduciary duty as an officer or director. NRS Section 138(7) generally provides that a director or officer is not liable to a corporation or its stockholders or creditors for any damages that result from an act or failure to act unless (a) it is proven that such actions or failure was not in good faith, on an informed basis and with a view to the interests of the corporation and (b) the act or failure to act involved intentional misconduct, fraud, or a knowing violation of law.

The Registrant has entered into separate indemnification agreements with the Registrant’s directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and the Registrant’s articles of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Registrant if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Registrant’s articles of incorporation and bylaws.

The Registrant has obtained standard policies of insurance under which coverage is provided (a) to the Registrant’s directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which the Registrant may make to such directors and officers pursuant to the above indemnification provision or otherwise as a matter of law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Registrant under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission (the “SEC”) such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act. Unless otherwise noted, the share and per share information below have been adjusted to give effect to the one-for-three (1-for-3) reverse stock split of each of the Company’s authorized and issued and outstanding Class A Common Stock and the Company’s authorized and issued and outstanding Class B Common Stock, which became effective as of 5:00 p.m. Eastern Time on July 24, 2026.

From October 2022 through June 2023, we conducted multiple closings of a private placement offering of shares of our class A common stock, $0.001 par value per share (the “Class A Common Stock”), and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we issued 288,627 shares of Class A Common Stock at $7.50 per share.

On January 1, 2023, we issued stock options for the purchase of 97,000 shares of Class A Common Stock, at an exercise price of $3.00, to Joshua Cryer, our former Chief Executive Officer and President, and 48,334 shares of Class A Common Stock, at an exercise price of $3.00, to John Dames, our former Chief Technology Officer, under the Company’s 2022 Equity Incentive Plan (the “2022 Plan”).

On February 15, 2023, we issued stock options for the purchase of an aggregate of 50,000 shares of Class A Common Stock, at an exercise price of $3.00, to consultants for services rendered, including 33,334 shares to James Creamer, our former Chief Financial Officer, under the 2022 Plan.

On February 24, 2023, we issued stock options for the purchase of an aggregate of 66,667 shares of Class A Common Stock, at an exercise price of $3.00, to consultants for services rendered, under the 2022 Plan.

On March 31, 2023, we issued an aggregate of 20,000 shares of Class A Common Stock to consultants for services rendered. We did not receive any proceeds from the issuance.

On May 1, 2023, we issued stock options for the purchase of an aggregate of 16,667 shares of Class A Common Stock, at an exercise price of $3.00, to consultants for services rendered, under the 2022 Plan.

On May 22, 2023, Michael Collins, our former President, Treasurer and director, cancelled his 533,334 shares of Class B Common Stock in exchange for 66,667 shares of Class A Common Stock.

On June 14, 2023, we issued a stock option for the purchase of 137,334 shares of Class A Common Stock, at an exercise price of $3.00, to Joshua Cryer, our former Chief Executive Officer and President, under the 2022 Plan.

On June 15, 2023, we issued 100,000 shares of Class A Common Stock to a consultant for services rendered. We did not receive any proceeds from the issuance.

On June 29, 2023, we issued a stock option for the purchase of 8,334 shares of Class A Common Stock, at an exercise price of $3.00, to a consultant for services rendered, under the 2022 Plan.

On June 30, 2023, we issued stock options for the purchase of an aggregate of 25,000 shares of Class A Common Stock, at an exercise price of $3.00, to consultants for services rendered, under the 2022 Plan.

On July 1, 2023, we issued a stock option for the purchase of 4,000 shares of Class A Common Stock, at an exercise price of $3.00, to a consultant for services rendered, under the 2022 Plan.

From September 2023 through February 2024, we conducted multiple closings of a private placement offering of shares of Class A Common Stock and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 605,177 shares of Class A Common Stock at $7.50 per share for a total of $4,538,825. The shares are subject to certain lockup provisions until 365 days after the commencement of trading thereof, subject to certain exceptions. Boustead Securities, LLC (“Boustead”) acted as the placement agent in the private placements. Pursuant to an engagement letter agreement with Boustead, in addition to payments of a success fee of $408,494.25, or 9% of the total purchase price of the shares sold in the private placements, and a non-accountable expense allowance of $45,388.25, or 1% of the total purchase price of the shares sold in the private placements, we agreed to issue Boustead five-year warrants to purchase up to 42,362 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $7.50 per share, subject to adjustment. On March 13, 2024, we entered into a warrant cancellation agreement with Boustead, pursuant to which they agreed to forfeit these warrants.

On September 27, 2023, we issued 13,334 shares of Class A Common Stock pursuant to a marketing agreement for services rendered. We did not receive any proceeds from the issuance.

On October 1, 2023, we issued stock options for the purchase of an aggregate of 37,334 shares of Class A Common Stock, at an exercise price of $3.00, to consultants for services rendered, under the 2022 Plan.

On December 1, 2023, we issued a stock option for the purchase of 2,000 shares of Class A Common Stock, at an exercise price of $3.00, to a consultant for services rendered, under the 2022 Plan.

On January 1, 2024, we issued stock options for the purchase of an aggregate of 108,667 shares of Class A Common Stock, at an exercise price of $3.00, under the 2022 Plan, as follows: (i) David Horton, the Company’s former Chief Operating Officer and President of Reticulate Space, received a stock option to purchase 4,000 shares of Class A Common Stock; (ii) Eduardo Martinez, the Company’s former Chief Commercial Officer and Chief of Staff, received a stock option to purchase 4,000 shares of Class A Common Stock; (iii) Paul Scardino, the Company’s former Executive Vice President of Sales and Chief Strategy Officer of Reticulate Space, received a stock option to purchase 40,000 shares of Class A Common Stock; (iv) Mark Steel, the Company’s former Executive Vice President of Products and Services and Chief Technology Officer of Reticulate Space, received a stock option to purchase 40,000 shares of Class A Common Stock; and (v) two employees received stock options to purchase an aggregate of 20,667 shares of Class A Common Stock.

On March 1, 2024, we issued a stock option for the purchase of 116,667 shares of Class A Common Stock, at an exercise price of $3.00, to Amit Shrestha, our Chief Financial Officer, under the 2022 Plan.

On April 1, 2024, we issued 3,334 shares of Class A Common Stock to Bevilacqua PLLC as partial payment for legal services.

On April 9, 2024, we issued a five-year warrant to purchase 83,334 shares of Class A Common Stock, with an exercise price of $0.003 per share, to one of our advisors for services.

On May 3, 2024, we issued 13,334 shares of Class A Common Stock pursuant to a marketing agreement for services rendered. We did not receive any proceeds from the issuance.

On May 14, 2024, June 7, 2024, June 26, 2024, and July 1, 2024, we conducted private placements of shares of Class A Common Stock and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws or (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we issued 87,334 shares of Class A Common Stock at $7.50 per share for a total of $655,000. Boustead acted as the placement agent in the private placements. Pursuant to our engagement letter agreement with Boustead, as amended, in addition to payments of a success fee of $30,150, and a non-accountable expense allowance of $3,350, we agreed to issue Boustead five-year warrants to purchase up to 2,964 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $7.50 per share, subject to adjustment.

On June 3, 2024, we issued stock options for the purchase of an aggregate of 824,003 shares of Class A Common Stock, at an exercise price of $7.50, under the 2022 Plan, as follows: (i) each of Joshua Cryer, the Company’s former Chief Executive Officer and President, Amit Shrestha, the Company’s Chief Financial Officer, and Michael Chermak, the Company’s Executive Chairman, Secretary, Treasurer and a director, received a stock option to purchase 166,667 shares of Class A Common Stock; (ii) each of Paul Scardino, the Company’s former Executive Vice President of Sales and Chief Strategy Officer of Reticulate Space, and Mark Steel, the Company’s former Executive Vice President of Products and Services and Chief Technology Officer of Reticulate Space, received a stock option to purchase 33,334 shares of Class A Common Stock; (iii) John Dames, the Company’s former Chief Technology Officer, received a stock option to purchase 70,000 shares of Class A Common Stock; (iv) Eduardo Martinez, the Company’s former Chief Commercial Officer and Chief of Staff, received a stock option to purchase 19,334 shares of Class A Common Stock; (v) an employee of Bevilacqua PLLC received a stock option to 4,000 shares of Class A Common Stock; and (vi) ten employees received stock options to purchase an aggregate of 164,000 shares of Class A Common Stock.

On July 31, 2024, we issued a five-year warrant to purchase 83,334 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

On August 9, 2024, we closed a private placement of units, with each unit consisting of an unsecured 8% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold 5 units at a price of $25,000 per unit for gross proceeds of $125,000 and issued 41,667 warrants with an exercise price of $3.00 per share. Boustead acted as the placement agent in the private placement. Pursuant to our engagement letter agreement with Boustead, as amended, we issued Boustead a five-year warrant to purchase up to 2,917 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $3.00 per share, subject to adjustment. On October 31, 2024, and March 5, 2025, we entered into amendments to the promissory notes to extend the maturity date to April 30, 2026, and issued five-year warrants to the investors to purchase up to an aggregate of 20,834 shares of Class A Common Stock, with an exercise price of $10.50 per share, and a five-year warrant to Boustead to purchase up to 1,459 shares of Class A Common Stock, with an exercise price of $10.50 per share. On April 22, 2025, we entered into a warrant cancellation agreement with Boustead, pursuant to which they agreed to forfeit these warrants.

From August 2024 through October 2025, we conducted closings of our Regulation A offering, pursuant to which we sold 118,679 units, with each unit consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock with an exercise price of $16.50 per share, at a price of $10.50 per unit, for gross proceeds of $1,246,122.50. We issued Boustead and Digital Offering, LLC, who both acted as selling agents in the Regulation A offering, five-year warrants to purchase up to an aggregate of 2,342 shares of Class A Common Stock, exercisable on a cashless basis, with an exercise price of $13.125 per share, subject to adjustment. The board of directors of the Company terminated our Regulation A offering effective April 1, 2026.

On September 3, 2024, we issued a five-year warrant to purchase 20,000 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

From September 2024 through November 2024, we conducted multiple closings of private placements of units, with each unit consisting of an unsecured 12% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of (i) accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws and (ii) non-U.S. persons made in compliance with the provisions of Regulation S promulgated under the Securities Act. Pursuant to the agreements, we sold 56 units at a price of $25,000 per unit for gross proceeds of $1,400,000 and issued 466,667 warrants with an exercise price of $3.00 per share. Boustead acted as the placement agent in the private placement. Pursuant to our engagement letter agreement with Boustead, as amended, we issued Boustead five-year warrants to purchase up to 32,667 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $3.00 per share, subject to adjustment. On April 22, 2025, we entered into a warrant cancellation agreement with Boustead, pursuant to which they agreed to forfeit these warrants.

On November 1, 2024, we issued a five-year warrant to purchase 33,334 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

On December 1, 2024, we issued stock options for the purchase of 283,334 shares of Class A Common Stock, at an exercise price of $10.50, to Andrew Sheppard, our former President of RMX Government, Chief Executive Officer and President, under the 2022 Plan.

On December 10, 2024, we issued five-year warrants to purchase an aggregate of 50,000 shares of Class A Common Stock, with an exercise price of $3.00 per share, to two of our advisors for services.

On December 26, 2024, we issued a five-year warrant to purchase an aggregate of 33,334 shares of Class A Common Stock, with a price of $3.00 per share, to Karl Kit, our Chief Executive Officer, President and director, and Maxwell Kit, our Chief Marketing Officer, for advisory services.

On January 1, 2025, we issued stock options for the purchase of an aggregate of 29,334 shares of Class A Common Stock, at an exercise price of $10.50, under the 2022 Plan, to three of our employees.

On January 15, 2025, we issued a five-year warrant to purchase 16,667 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

On January 15, 2025, January 16, 2025, and February 6, 2025, we conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold 32 units at a price of $25,000 per unit for gross proceeds of $800,000 and issued 26,667 warrants with an exercise price of $3.00 per share.

From March 2025 through July 2025, we conducted closings of a private placement of units, with each unit consisting of an unsecured 12% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into a certain subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we sold 92 units at a price of $25,000 per unit for gross proceeds of $2,300,000 and issued 766,667 warrants with an exercise price of $3.00 per share. Boustead acted as the placement agent in the private placement. Pursuant to our engagement letter agreement with Boustead, as amended, we issued Boustead a five-year warrant to purchase up to 30,334 shares of Class A Common Stock in aggregate, exercisable on a cashless basis, with an exercise price of $3.00 per share, subject to adjustment. On April 22, 2025, we entered into a warrant cancellation agreement with Boustead, pursuant to which they agreed to forfeit this warrant.

From March 2025 through November 2025, certain investors from our private placements of units, consisting of unsecured promissory notes and five-year warrants to purchase shares of Class A Common Stock, exercised their warrants. These exercises converted $2,332,500 of principal and $167,105 of accrued interest, totaling $2,499,605, into equity, resulting in the issuance of 833,202 shares of Class A Common Stock at a weighted average exercise price of $3.00.

On April 1, 2025, we issued a five-year warrant to purchase 10,000 shares of Class A Common Stock, with an exercise price of $10.50 per share, to one of our advisors for services.

On April 4, 2025, we issued a stock option for the purchase of 100,000 shares of Class A Common Stock, at an exercise price of $10.50, to M. Steven Kirchof, our director, under the 2022 Plan.

On April 9, 2025, we issued a five-year warrant to purchase 16,667 shares of Class A Common Stock, with an exercise price of $10.50 per share, to one of our advisors for services.

On April 15, 2025, we entered into a share exchange agreement with RMX Industries Inc., a Texas corporation, and its shareholders, pursuant to which we issued 2,851,798 shares of Class A Common Stock in exchange for the shareholders’ shares resulting in RMX Industries Inc. becoming our wholly-owned subsidiary. As shareholders of RMX Industries Inc., Michael Chermak, our Executive Chairman, Secretary, Treasurer and director, received 166,667 shares, Amit Shrestha, our Chief Financial Officer, received 83,334 shares, John Dames, our former Chief Technology Officer, received 83,334 shares, Richard Propper, our director, received 116,667 shares, and K2 Endeavor, which is beneficially owned by Karl Kit, our Chief Executive Officer, President and director, and Maxwell Kit, our Chief Marketing Officer, received 2,401,798 shares.

On June 1, 2025, we issued five-year warrants to purchase an aggregate of 91,667 shares of Class A Common Stock, with an exercise price of $3.00 per share, to two of our advisors for services.

On June 18, 2025, we issued 33,334 shares of Class A Common Stock pursuant to a marketing agreement for services rendered. We did not receive any proceeds from the issuance.

On July 1, 2025, we issued 16,667 shares of Class A Common Stock pursuant to a services agreement for services rendered. We did not receive any proceeds from the issuance.

On September 7, 2025, we issued a five-year warrant to purchase 21,667 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

On September 12, 2025, we issued a five-year warrant to purchase 33,334 shares of Class A Common Stock, with an exercise price of $5.40 per share, to one of our advisors for services.

On September 15, 2025, we issued a five-year warrant to purchase 109,737 shares of Class A Common Stock, with an exercise price of $5.40 per share, to Boustead as part of a termination agreement we entered into with Boustead to terminate the engagement letter agreement.

On October 7, 2025, we issued a stock option for the purchase of 100,000 shares of Class A Common Stock, at an exercise price of $10.50, to each of Ian Subel, our director, and Richard Propper, our director, under the 2022 Plan.

On October 13, 2025, we issued 1,000 shares of Series X Convertible Preferred Stock to Karl Kit, the Company’s Chief Executive Officer, President and member of the Board, for gross proceeds of $3,850.

On October 15, 2025, we issued a five-year warrant to purchase 2,667 shares of Class A Common Stock, with an exercise price of $10.50 per share, to one of our advisors for services.

On October 23, 2025, we issued a five-year warrant to purchase 33,334 shares of Class A Common Stock, with an exercise price of $6.96 per share, to one of our advisors for services.

On November 5, 2025, we issued 66,667 shares of Class A Common Stock in connection with the initial closing of our offering of a series of senior secured convertible notes bearing a 15% interest rate, in the aggregate original principal amount of up to $50,000,000, which notes shall be convertible into shares of Class A Common Stock. At the initial closing, the Company issued to the investor a note in an aggregate original principal amount of $2,020,000, for gross proceeds of $1,959,400, which has an initial conversion price of $5.40 per share.

On November 15, 2025, we issued a five-year warrant to purchase 13,334 shares of Class A Common Stock, with an exercise price of $5.40 per share, to one of our advisors for services.

On November 24, 2025, we issued stock options for the purchase of 166,667 shares of Class A Common Stock, at an exercise price of $10.50, to Ian Subel, our director, and 50,000 shares of Class A Common Stock, at an exercise price of $10.50, to Richard Propper, our director, under the 2022 Plan.

From January 2026 through June 2026, we conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with a number of accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold 79.2 units at a price of $25,000 per unit for gross proceeds of $1,980,000 and issued 1,320,000 warrants with an exercise price of $1.50 per share.

From January 2026 through June 2026, certain investors from our private placements of units, consisting of unsecured promissory notes and five-year warrants to purchase shares of Class A Common Stock, exercised their warrants. These exercises converted $3,322,500 of principal and $288,085 of accrued interest, totaling $3,610,585, into equity, resulting in the issuance of 1,730,480 shares of Class A Common Stock at a weighted average exercise price of $2.01.

On March 15, 2026, we issued 4,167 shares of Class A Common Stock pursuant to a services agreement for services rendered. We did not receive any proceeds from the issuance.

On March 20, 2026, we issued a five-year warrant to purchase 834 shares of Class A Common Stock, with an exercise price of $3.00 per share, to one of our advisors for services.

On March 31, 2026, we issued 5,000 shares of Series X Convertible Preferred Stock to Karl Kit, the Company’s Chief Executive Officer, President and member of the Board, for gross proceeds of $19,250.

On April 21, 2026, we issued a five-year warrant to purchase 74,074 shares of Class A Common Stock, with an exercise price of $5.40 per share, to Boustead as part of the termination agreement we entered into with Boustead on September 15, 2025, to terminate the engagement letter agreement.

On May 1, 2026, we issued 75,858 shares of Class A Common Stock pursuant to a cancellation agreement in exchange for the cancellation of an 8% promissory note for the principal amount of $100,000 plus $13,786 in interest.

On May 8, 2026, we issued 500,000 shares of Class A Common Stock to Apollo Group Enterprises, LLC pursuant to an intellectual property purchase agreement in exchange for the right, title and interest in and to certain intellectual property assets relating to two software platforms.

On May 15, 2026, we issued a five-year warrant to purchase 80,000 shares of Class A Common Stock, with an exercise price of $1.50 per share, to one of our advisors for services.

On June 1, 2026, we issued stock options for the purchase of an aggregate of 333,334 shares of Class A Common Stock, at an exercise price of $7.47, under the 2022 Plan, to three of our employees.

On July 1, 2026, we issued five-year warrants to purchase an aggregate of 75,858 shares of Class A Common Stock, with an exercise price of $1.50 per share, pursuant to certain amendment agreements, which, among other things, extended the maturity date of certain 12% promissory notes to December 31, 2026, and cancelled prior five-year warrants to purchase an aggregate of 75,000 shares of Class A Common Stock, with an exercise price of $3.00 per share.

On July 22, 2026, we conducted a closing of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into a subscription agreement with an accredited investor as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreement, we sold 1 unit at a price of $25,000 per unit for gross proceeds of $25,000 and issued 16,667 warrants with an exercise price of $1.50 per share.

On August 14, 2026, and August 18, 2026, we conducted closings of a private placement of units, with each unit consisting of an unsecured 18% promissory note and a five-year warrant to purchase shares of Class A Common Stock, and entered into certain subscription agreements with accredited investors as defined in Section 2(a)(15) of the Securities Act, and Rule 501 promulgated thereunder, in reliance upon the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws. Pursuant to the agreements, we sold 14.55 units at a price of $25,000 per unit for gross proceeds of $363,750 and issued 242,500 warrants with an exercise price of $1.50 per share.

Unless otherwise stated above, the issuances of these securities were made in reliance upon exemptions provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D thereunder for the offer and sale of securities not involving a public offering.

No underwriter was engaged in connection with the foregoing sales of securities. The Company has reason to believe that all of the foregoing purchasers were familiar with or had access to information concerning the operations and financial conditions of the Company, and all of those individuals or entities purchasing securities represented that they were accredited investors, acquiring the shares for investment and without a view to the distribution thereof. At the time of issuance, all of the foregoing securities were deemed to be restricted securities for purposes of the Securities Act and the certificates representing such securities bore legends to that effect.

Item 16. Exhibits.

(a)	Exhibits.

Exhibit No.	Description
2.1	Agreement for the Purchase and Sale of Outstanding Membership Interests of EdWare LLC, among Reticulate Micro, Inc., EdWare LLC and Mazhar Hussain, dated December 30, 2022 (incorporated by reference to Exhibit 2.1 to Form S-1 filed on October 23, 2023)
2.2	Share Exchange Agreement by and among Reticulate Micro, Inc., RMX Industries Inc. and the shareholders of RMX Industries Inc., dated April 15, 2025 (incorporated by reference to Exhibit 7.2 to Form 1-A POS filed on April 22, 2025)
3.1	Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-A filed on May 24, 2024)
3.2	Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.2 to Form 1-A filed on May 24, 2024)
3.3	Certificate of Amendment to Articles of Incorporation of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on August 1, 2025)
3.4	Certificate of Change filed with the Secretary of State of the State of Nevada on July 22, 2026 (incorporated by reference to Exhibit 3.1 to Form 8-K filed on July 24, 2026)
3.5	Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 3.3 to Form S-1 filed on October 23, 2023)
3.6	Amendment No. 1 to Bylaws of Reticulate Micro, Inc. (incorporated by reference to Exhibit 2.4 to Form 1-A filed on May 24, 2024)
3.7	Amendment No. 2 to Bylaws of RMX Industries, Inc. (incorporated by reference to Exhibit 2.2 to Form 1-U filed on April 2, 2026)
3.8	Certificate of Designation of Series X Convertible Preferred Stock of RMX Industries, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on October 17, 2025)
3.9	Certificate of Amendment to Designation of Series X Convertible Preferred Stock of RMX Industries, Inc. (incorporated by reference to Exhibit 2.1 to Form 1-U filed on April 2, 2026)
4.1	Form of Selling Agent’s Warrant (incorporated by reference to Exhibit 3.1 to Form 1-A filed on July 17, 2024)
4.2	Form of Placement Agent’s Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed on October 23, 2023)

4.3	Form of Regulation A Investor’s Warrant (incorporated by reference to Exhibit 3.3 to Form 1-A filed on July 17, 2024)
4.4	Form of Private Placement Investor’s Warrant for August 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on October 11, 2024)
4.5	Form of Private Placement Investor’s Warrant for September 2024 Private Placements (incorporated by reference to Exhibit 3.3 to Form 1-U filed on October 11, 2024)
4.6	Form of Private Placement Investor’s Warrant for November 2024 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 20, 2025)
4.7	Form of Private Placement Investor’s Warrant for January 2025 Private Placement (incorporated by reference to Exhibit 3.3 to Form 1-U filed on March 20, 2025)
4.8	Form of Private Placement Investor’s Warrant for March 2025 Private Placement (incorporated by reference to Exhibit 3.2 to Form 1-U filed on March 26, 2025)
4.9	Form of Private Placement Investor’s Warrant for January 2026 Private Placement (incorporated by reference to Exhibit 3.9 to Form 1-K filed on February 10, 2026)
4.10	Form of Private Placement Investor’s Warrant for July 2026 Private Placement (incorporated by reference to Exhibit 4.2 to Form 10-Q filed on August 13, 2026)
4.11	Form of Private Placement Investor’s Warrant for August 2026 Private Placement (incorporated by reference to Exhibit 4.11 to Post-Effective Amendment No. 1 to Form S-1 filed on August 24, 2026)
5.1*	Opinion of Fennemore Craig P.C.
10.1	Form of Private Placement Subscription Agreement for October 2022 to June 2023 Private Placements (incorporated by reference to Exhibit 10.1 to Form S-1 filed on October 23, 2023)
10.2	Form of Private Placement Subscription Agreement for September 2023 to July 2024 Private Placements (incorporated by reference to Exhibit 10.24 to Form S-1 filed on April 12, 2024)
10.3	Lease Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 30, 2023 (incorporated by reference to Exhibit 10.2 to Form S-1 filed on October 23, 2023)
10.4	Intellectual Property License Agreement, among Reticulate Micro, Inc., Cytta Corporation, Gary Campbell and Michael Collins, dated August 8, 2022 (incorporated by reference to Exhibit 10.3 to Form S-1 filed on October 23, 2023)
10.5	Intellectual Property Purchase Agreement, between Reticulate Micro, Inc. and Basestones Capital Ltd., dated March 14, 2023 (incorporated by reference to Exhibit 10.4 to Form S-1 filed on October 23, 2023)
10.6	Form of Indemnification Agreement between Reticulate Micro, Inc. and each officer or director (incorporated by reference to Exhibit 10.6 to Form S-1 filed on October 23, 2023)
10.7†	Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to Form S-1 filed on October 23, 2023)
10.8†	Form of Stock Option Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to Form S-1 filed on October 23, 2023)
10.9†	Form of Restricted Stock Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to Form S-1 filed on October 23, 2023)
10.10†	Form of Restricted Stock Unit Award Agreement for Reticulate Micro, Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to Form S-1 filed on October 23, 2023)
10.11†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated October 1, 2022 (incorporated by reference to Exhibit 10.11 to Form S-1 filed on October 23, 2023)
10.12†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated January 1, 2023 (incorporated by reference to Exhibit 10.12 to Form S-1 filed on October 23, 2023)
10.13†	Employment Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated June 14, 2023 (incorporated by reference to Exhibit 10.13 to Form S-1 filed on October 23, 2023)
10.14†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated October 6, 2022 (incorporated by reference to Exhibit 10.14 to Form S-1 filed on October 23, 2023)
10.15†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and John Dames, dated January 1, 2023 (incorporated by reference to Exhibit 10.15 to Form S-1 filed on October 23, 2023)
10.16†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Michael Chermak, dated October 30, 2022 (incorporated by reference to Exhibit 10.16 to Form S-1 filed on October 23, 2023)
10.17†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and James Creamer, dated February 15, 2023 (incorporated by reference to Exhibit 10.17 to Form S-1 filed on October 23, 2023)
10.18†	Employment Agreement between Reticulate Micro, Inc. and John Dames, dated February 1, 2023 (incorporated by reference to Exhibit 10.18 to Form S-1 filed on March 11, 2024)
10.19†	Employment Agreement between Reticulate Micro, Inc. and David Horton, dated January 1, 2024 (incorporated by reference to Exhibit 10.19 to Form S-1 filed on March 11, 2024)
10.20†	Employment Agreement between Reticulate Micro, Inc. and Eduardo Martinez, dated January 1, 2024 (incorporated by reference to Exhibit 10.20 to Form S-1 filed on March 11, 2024)

10.21†	Employment Agreement between Reticulate Micro, Inc. and Paul Scardino, dated January 1, 2024 (incorporated by reference to Exhibit 10.21 to Form S-1 filed on March 11, 2024)
10.22†	Employment Agreement between Reticulate Micro, Inc. and Mark Steel, dated January 1, 2024 (incorporated by reference to Exhibit 10.22 to Form S-1 filed on March 11, 2024)
10.23†	Employment Agreement between Reticulate Micro, Inc. and Amit Shrestha, dated March 1, 2024 (incorporated by reference to Exhibit 10.23 to Form S-1 filed on March 11, 2024)
10.24†	Salary Adjustment Notification between Reticulate Micro, Inc. and John Dames, dated May 14, 2024 (incorporated by reference to Exhibit 6.24 to Form 1-A filed on May 24, 2024)
10.25	Escrow Agreement among Reticulate Micro, Inc., Boustead Securities, LLC, and Sutter Securities, Inc., dated July 3, 2024 (incorporated by reference to Exhibit 8.1 to Form 1-A filed on July 17, 2024)
10.26	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024 (incorporated by reference to Exhibit 8.2 to Form 1-U filed on August 5, 2024)
10.27	Form of Regulation A Offering Subscription Agreement (incorporated by reference to Exhibit 4.1 to Form 1-A filed on July 17, 2024)
10.28	Form of Regulation A Offering Subscription Agreement for DealMaker (incorporated by reference to Exhibit 4.2 to Form 1-U filed on August 5, 2024)
10.29	Form of Regulation A Offering Subscription Agreement for DealMaker, as revised (incorporated by reference to Exhibit 4.3 to Form 1-A POS filed on September 19, 2025)
10.30	Form of Private Placement Subscription Agreement for August 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 11, 2024)
10.31	Form of Private Placement Subscription Agreement for September 2024 Private Placements (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 11, 2024)
10.32	Form of Private Placement 8% Promissory Note for August 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 11, 2024)
10.33	Form of Private Placement 12% Promissory Note for September 2024 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 11, 2024)
10.34†	Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated November 25, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 2, 2024)
10.35	Term Sheet by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated November 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on December 3, 2024)
10.36†	Separation Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated December 9, 2024 (incorporated by reference to Exhibit 6.2 to Form 1-U/A filed on March 20, 2025)
10.37†	Separation Agreement between Reticulate Micro, Inc. and Paul Scardino, dated December 9, 2024 (incorporated by reference to Exhibit 6.31 to Form 1-K filed on March 31, 2025)
10.38	Joint Venture by and among Reticulate Micro, Inc. K2 Endeavor DMCC (K2E) and the Owners of K2E, dated December 26, 2024 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on January 2, 2025)
10.39	Form of Private Placement Subscription Agreement for November 2024 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 20, 2025)
10.40	Form of Private Placement Subscription Agreement for January 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 20, 2025)
10.41	Form of Private Placement 12% Promissory Note for November 2024 Private Placement (incorporated by reference to Exhibit 6.3 to Form 1-U filed on March 20, 2025)
10.42	Form of Private Placement 18% Promissory Note for January 2025 Private Placements (incorporated by reference to Exhibit 6.4 to Form 1-U filed on March 20, 2025)
10.43	Form of Private Placement Subscription Agreement for March 2025 Private Placement (incorporated by reference to Exhibit 6.1 to Form 1-U filed on March 26, 2025)
10.44	Form of Private Placement 12% Promissory Note for March 2025 Private Placement (incorporated by reference to Exhibit 6.2 to Form 1-U filed on March 26, 2025)

10.45	Mutual Termination Agreement between Reticulate Micro, Inc. and East Coast Petro, Inc., dated January 14, 2025 (incorporated by reference to Exhibit 6.39 to Form 1-K filed on March 31, 2025)
10.46	Service Agreement between Reticulate Micro, Inc. and CIC Innovation Communities, LLC, dated January 9, 2025 (incorporated by reference to Exhibit 6.40 to Form 1-K filed on March 31, 2025)
10.47†	Independent Director Agreement between Reticulate Micro, Inc. and M. Steven Kirchof, dated April 4, 2025 (incorporated by reference to Exhibit 6.41 to Form 1-A POS filed on April 22, 2025)
10.48†	Amendment No. 1 to Employment Agreement between Reticulate Micro, Inc. and Andrew Sheppard, dated April 16, 2025 (incorporated by reference to Exhibit 6.42 to Form 1-A POS filed on April 22, 2025)
10.49†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Karl Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.43 to Form 1-A POS filed on April 22, 2025)
10.50†	Executive Consulting Services Agreement between Reticulate Micro, Inc. and Maxwell Kit, dated April 16, 2025 (incorporated by reference to Exhibit 6.44 to Form 1-A POS filed on April 22, 2025)
10.51	Termination Agreement between RMX Industries, Inc. and Boustead Securities, LLC, dated as of September 15, 2025 (incorporated by reference to Exhibit 6.45 to Form 1-A POS filed on September 19, 2025)
10.52†	Independent Director Agreement between RMX Industries, Inc. and Ian Subel, dated October 7, 2025 (incorporated by reference to Exhibit 6.1 to Form 1-U filed on October 17, 2025)
10.53†	Independent Director Agreement between RMX Industries, Inc. and Rich Propper, dated October 7, 2025 (incorporated by reference to Exhibit 6.2 to Form 1-U filed on October 17, 2025)
10.54†	Amendment No. 1 to Independent Director Agreement between RMX Industries, Inc. and M. Steven Kirchof, dated October 7, 2025 (incorporated by reference to Exhibit 6.3 to Form 1-U filed on October 17, 2025)
10.55†	First Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated June 13, 2023 (incorporated by reference to Exhibit 6.49 to Form 1-K filed on February 10, 2026)
10.56†	Second Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated October 31, 2023 (incorporated by reference to Exhibit 6.50 to Form 1-K filed on February 10, 2026)
10.57†	Third Amendment to Reticulate Micro, Inc. 2022 Equity Incentive Plan, dated May 2, 2024 (incorporated by reference to Exhibit 6.51 to Form 1-K filed on February 10, 2026)
10.58†	Fourth Amendment to RMX Industries, Inc. 2022 Equity Incentive Plan, dated October 15, 2025 (incorporated by reference to Exhibit 6.4 to Form 1-U filed on October 17, 2025)
10.59†	Fifth Amendment to RMX Industries, Inc. 2022 Equity Incentive Plan, dated April 1, 2026 (incorporated by reference to Exhibit 10.59 to Form S-1 filed on April 9, 2026)
10.60	Form of Securities Purchase Agreement, dated as of October 15, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on October 17, 2025)
10.61	Form of Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 6.6 to Form 1-U on October 17, 2025)
10.62	Form of Amendment to the Securities Purchase Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.2 to Form 1-U on November 6, 2025)
10.63	Form of Initial Note, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.3 to Form 1-U on November 6, 2025)
10.64	Form of Registration Rights Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.4 to Form 1-U on November 6, 2025)
10.65	Form of Security and Pledge Agreement, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.5 to Form 1-U on November 6, 2025)
10.66	Form of Guaranty, dated as of November 5, 2025 (incorporated by reference to Exhibit 6.6 to Form 1-U on November 6, 2025)
10.67	Form of Blocked Account Control Agreement, dated as of October 20, 2025 (incorporated by reference to Exhibit 6.7 to Form 1-U on November 6, 2025)
10.68	Workshop Space Lease Agreement between Reticulate Micro, Inc. and CADX Services, Inc., dated as of March 1, 2025 (incorporated by reference to Exhibit 6.61 to Form 1-K filed on February 10, 2026)

10.69	Form of Private Placement Subscription Agreement for January 2026 Private Placement (incorporated by reference to Exhibit 6.62 to Form 1-K filed on February 10, 2026)
10.70	Form of Private Placement 18% Promissory Note for January 2026 Private Placement (incorporated by reference to Exhibit 6.63 to Form 1-K filed on February 10, 2026)
10.71	Form of Stock Purchase Agreement for Series X Preferred Stock (incorporated by reference to Exhibit 10.71 to Form S-1 filed on April 9, 2026)
10.72	Intellectual Property Purchase Agreement, dated as of May 8, 2026, by and between RMX Industries, Inc. and Apollo Group Enterprises, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on May 14, 2026)
10.73	Form of Private Placement Subscription Agreement for July 2026 Private Placement (incorporated by reference to Exhibit 10.4 to Form 10-Q filed on August 13, 2026)
10.74	Form of Private Placement 18% Promissory Note for July 2026 Private Placement (incorporated by reference to Exhibit 10.5 to Form 10-Q filed on August 13, 2026)
10.75	Form of Private Placement Subscription Agreement for August 2026 Private Placement (incorporated by reference to Exhibit 10.75 to Post-Effective Amendment No. 1 to Form S-1 filed on August 24, 2026)
10.76	Form of Private Placement 18% Promissory Note for August 2026 Private Placement (incorporated by reference to Exhibit 10.76 to Post-Effective Amendment No. 1 to Form S-1 filed on August 24, 2026)
14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Form S-1 filed on April 9, 2026)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 99.2 to Form 1-A POS filed on April 22, 2025)
23.1	Consent of Fortune CPA, Inc (incorporated by reference to Exhibit 23.1 to Post-Effective Amendment No. 1 to Form S-1 filed on August 24, 2026)
23.2*	Consent of Fennemore Craig P.C. (included in Exhibit 5.1)
24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to Form S-1 filed on April 9, 2026)
99.1	Audit Committee Charter (incorporated by reference to Exhibit 99.1 to Form S-1 filed on April 9, 2026)
99.2	Compensation Committee Charter (incorporated by reference to Exhibit 99.2 to Form S-1 filed on April 9, 2026)
99.3	Nominating and Corporate Governance Committee Charter (incorporated by reference to Exhibit 99.3 to Form S-1 filed on April 9, 2026)
107	Filing Fee Table (incorporated by reference to Exhibit 107 to Form S-1 filed on April 9, 2026)

*	Filed herewith.
†	Executive compensation plan or arrangement.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 2, 2026.

RMX Industries, Inc.

By:	/s/ Karl Kit
Name:	Karl Kit
Title:	Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Karl Kit	Chief Executive Officer (Principal Executive Officer), President, and Director	September 2, 2026
Karl Kit

/s/ Amit Shrestha	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	September 2, 2026
Amit Shrestha

*	Executive Chairman, Secretary, Treasurer and Director	September 2, 2026
Michael Chermak

*	Director	September 2, 2026
M. Steven Kirchof

*	Director	September 2, 2026
Ian Subel

*	Director	September 2, 2026
Richard Propper

* By:	/s/ Karl Kit
Karl Kit
Attorney-In-Fact